As filed with the Securities and Exchange Commission on August 22, 2003
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under The Securities Act of 1933

COMMERCE ONE, INC.

(Exact name of Registrant as specified in its charter)

Delaware	7372	94-3392885
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4440 Rosewood Drive
Pleasanton, CA 94588
(925) 520-6000

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Beth Frensilli, Esq.
Senior Vice President, General Counsel
and Secretary
4440 Rosewood Drive
Pleasanton, CA 94588
(925) 520-6000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
N. Anthony Jeffries, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300

-- Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

-- If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

-- If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

-- If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

-- If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

-- If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock $0.0001 par value........	12,554,431 shares	$2.115	$26,552,621.56	$2,148.11

(1) Includes (i) 4,297,748 shares of common stock issuable upon conversion of the Registrant's Series B Preferred Stock,
(ii) 2,209,945 shares of common stock issuable upon the exercise of warrants and (iii) 792,307 shares of common stock, which represents the Registrant's bona fide estimate of the number of shares of common stock that may be issuable upon conversion of Series B Preferred Stock attributable to accrued dividends on the Series B Preferred Stock. Pursuant to Rule 416 under the Securities Act of 1933 this registration statement also covers such number of additional shares of common stock to be issued in connection with conversion of the Series B Preferred Stock or exercise of the warrants or as dividends on the Series B Preferred Stock resulting from stock splits, stock dividends or similar transactions.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based on a per share price of $2.115, the average of the high and low reported sales prices of the Registrant's common stock on the Nasdaq National Market on August 15, 2003.

The Registrant hereby amends this Registration Statement on such date or file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 21, 2003

COMMERCE ONE, INC.

12,554,431 Shares
Common Stock

On June 14, 2000, September 19, 2000 and August 6, 2001 we issued and sold an aggregate of 5,254,431 shares of our common stock to SAP AG in private placements. On July 10, 2003 we completed a private financing in which we issued and sold shares of our Series B Preferred Stock and warrants to purchase shares of our common stock. These shares of Series B Preferred Stock and warrants are convertible and exercisable into approximately 7,300,000 shares of our common stock, including shares of common stock that we may issue upon the conversion of dividends payable in kind on the Series B Preferred Stock. This prospectus relates to the potential resale from time to time of 12,554,431 shares of our common stock by the selling securityholders identified in this prospectus.

The prices at which the selling securityholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. While we may receive up to approximately $6.0 million upon the exercise of the warrants, we will not receive any proceeds from the sale of the shares offered by this prospectus.

This prospectus covers only resales of shares of our common stock, including shares issuable upon conversion of the Series B Preferred Stock, shares that may be issuable upon conversion of Series B Preferred Stock attributable to accrued dividends and shares issuable upon exercise of the warrants. This prospectus does not cover any dispositions of the Series B Preferred Stock or the warrants. The Series B Preferred Stock and the warrants will not be listed on any securities exchange or quoted in any over- the-counter market.

Our common stock is quoted on the Nasdaq National Market under the symbol "CMRC". On August 21, 2003, the last reported sale price for our common stock on the Nasdaq National Market was $2.21 per share.

Investment in the securities involves risks. See "Risk Factors" beginning on page 2 of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is ____________, 2003.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. The selling securityholders will not make an offer of the shares of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

The Company

Commerce One is a technology company that specializes in software and services that allow companies to conduct business more efficiently through business process automation and web service solutions. The goal of our technology, products, and services is to make business processes and interactions more efficient and to automate business functions. From its inception, Commerce One has focused on providing advanced technologies that help global businesses collaborate with their partners, customers and suppliers over the internet.

We were founded under the name DistriVision Development Corporation in 1994. In March 1997, we changed our name to Commerce One, Inc. and in March 1999 we reincorporated from California to Delaware. In July 2001 we reorganized into a holding company structure. Our principal executive offices are located at 4440 Rosewood Drive, Pleasanton, California 94588. Our telephone number is (925) 520-6000. Our website is www.commerceone.com. Information contained in our website is not a part of this prospectus.

Information Regarding Forward-Looking Statements

In addition to the other information contained in this prospectus, investors should carefully consider the risk factors disclosed in this prospectus in evaluating an investment in our common stock. This prospectus and the documents incorporated herein by reference include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical fact are "forward-looking statements" for purposes of these provisions, including any projections of earnings, revenues or other financial items; management's belief that our available cash resources will be sufficient to finance our operations through 2003; the expected decrease in cash expenditures as a result of, among other things, our expense reduction efforts; our ability to reduce expenses adequately to ensure our available cash resources through 2003; the development and expected growth of a market for the Commerce One Conductor™ platform and other new products and solutions; Commerce One's ability to sell our existing composite process templates and develop new ones and to compete effectively in the composite process management market; our ability to compete favorably with our competitors; the potential benefits and/or gains associated with our restructuring efforts and divestitures; the potential benefits associated with outsourcing certain development work related to our products; the impact to Commerce One from our restructuring and settlement of various real estate obligations; any statements of the plans and objectives of management for future operations; any statements concerning proposed new products or services; any statements regarding future economic conditions or performance; statements regarding SAP AG's current intentions regarding the sale of its shares; and any statement of assumptions underlying any of the foregoing. In some cases, forward-looking statements can also be identified by the use of terminology such as "may," "will," "expects," "plans," "anticipates," "estimates," "potential," or "continue" or the negative thereof or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained herein and in such incorporated documents are reasonable, there can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from those projected or assumed in the forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to inherent risks and uncertainties, including but not limited to the risk factors set forth below and for the reasons described elsewhere in this prospectus. All forward-looking statements and reasons why results may differ included in this prospectus are made as of the date hereof, and Commerce One assumes no obligation to update any such forward-looking statement or reason why actual results might differ, except as otherwise required by law.

Risk Factors

You should carefully consider the risks described below before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones facing Commerce One. Additional risks and uncertainties not presently known to us or that we do not currently believe are important to an investor may also harm our business operations. If any of the events, contingencies, circumstances or conditions described in the following risks actually occur, our business, financial condition or our results of operations could be seriously harmed. If that occurs, the trading price of our common stock could decline, and you may lose part or all of your investment.

If we are not able to raise additional capital, our revenues do not meet our expectations, or we encounter unanticipated expenses, our cash position may not be sufficient to sustain our business operations through 2003 and will not be sufficient to sustain our business into 2004.

As of June 30, 2003, we had approximately $43.0 million in cash and cash equivalents, restricted cash and investments. Of this amount, $14.0 million represented unrestricted cash and short-term investments that we can use to fund operations. Subsequently, in July 2003, we received $10.0 million from BayStar Capital II, L.P. ("BayStar") and repaid our $25.0 million bank loan from Silicon Valley Bank. Because our business operations currently use more cash than is generated, the cash used each quarter substantially reduces the cash available to fund our continuing operations and future capital requirements. During the three months ended June 30, 2003, we used approximately $8.2 million and $23.3 million of our total restricted and unrestricted cash reserves, respectively. Although approximately $6.0 million in unrestricted cash and $3.4 million in restricted cash used in those three months related to one- time payments resulting from restructuring of our real estate obligations, and we expect that our cash outflows will decrease as a result of our reductions in force and our continuing expense reduction efforts, we continue to have significant negative cash flows from operations. If our revenues (particularly our license revenues pertaining to our new Commerce One Conductor platform product) do not meet our expectations, we will be required to significantly reduce our operating expenses or obtain additional financing in order to have sufficient cash to sustain our business through 2003. Further, we cannot assure you that we will have available cash resources to continue our operations beyond the end of 2003. Even with the additional financing from BayStar, we will need to significantly increase our revenues and /or raise additional financing to meet our liquidity and capital needs in 2004 and beyond.

In addition, the current unfavorable market for equity or debt financing makes it increasingly difficult to raise additional funding. In addition, the rights of our new Series B Preferred Stock holder, BayStar, may discourage other potential investors and diminish our ability to obtain additional financing. If our revenues do not meet our expectations, we are unable to obtain additional financing, or we encounter expenses or cash outlays that are larger than expected, our remaining cash reserves may not be sufficient to sustain our business operations through the 2003 calendar year and will not be sufficient to sustain our operations into 2004. If we do not have sufficient cash to fund our current operations, we may need to explore other alternatives such as further restructuring the business, reducing or discontinuing operations, or filing for bankruptcy protection.

We have a limited operating history and a history of losses.

We incurred net losses of $589.8 million, $2,584.1 million, and $3,44.9 million for the years ended December 31, 2002, 2001 and 2000, respectively. We also incurred a loss of $6.1 million and $35.4 million for the three and six months ended June 30, 2003, respectively. As of June 30, 2003, we had an accumulated deficit of $3,656.8 million. We will need to generate significant additional revenues to avoid losses in the future. If we do not decrease our losses in the future, our business may suffer in a number of ways, including increased difficulties in obtaining additional capital, selling our products and services (since nearly all customers require future support) and funding our continued operations.

Our continued viability largely depends upon the success of our new Commerce One Conductor platform.

As our business model has moved toward enterprise software solutions (i.e., sales to companies for their own internal use) and away from our historical focus on electronic marketplaces, we have developed a new composite application platform, called Commerce One Conductor. The Commerce One Conductor platform was released for general availability in March of 2003. The Commerce One Conductor platform and related solutions are the primary focus of Commerce One's development and sales efforts, and our continued viability as a company depends upon our ability to release and deliver the products in a timely fashion and to establish a market for this relatively new category of products which may be perceived to depart from Commerce One's historical focus. Given the ongoing downturn in enterprise technology spending, the complexity and youth of our new technology, and the intense competition among enterprise software providers, our ability to generate a significant and sustainable market demand for our new solutions is uncertain. We also face concern from existing and potential customers as to our ongoing viability and our ability to provide long- term product support, which further inhibits our ability to sell our products. During 2003, revenues from sales of the Commerce One Conductor platform thus far have represented a relatively small percentage of our license revenues, and we have continued to experience long sales cycles. If we do not sell a significant number of our new Commerce One Conductor platform in the future, our revenues, and hence our business, will be significantly harmed.

In addition, we depend on strategic relationships with certain technology providers for important functionality in our Commerce One Conductor platform. Some of these technology providers are relatively new and have limited operating histories. While our agreements with these providers contain various provisions protecting Commerce One's interests, there can be no guarantee that this technology will remain available to us on reasonable terms, if at all, in the long term. If we cannot maintain these relationships on reasonable terms, it may be difficult or costly to replace such technology, and our revenues and hence our business may be harmed.

The current downturn in general economic conditions and current global unrest may decrease our revenues.

The current downturn and uncertainty in global economic and market conditions have decreased and may continue to decrease demand for our products and services. If the current economic downturn continues or worsens, our business, financial condition and results of operations could be seriously harmed. In addition, the recent SARS epidemic in Asia, the September 11, 2001 terrorist attacks in the United States, the subsequent U.S. military operations in Afghanistan, Iraq and potential future related events may adversely affect our business. Primarily as a result of economic conditions, spending on enterprise software has been dramatically reduced across industries. As a result, we have experienced decreased demand and may continue to experience decreased demand for our products and services. In addition, the economic downturn has made it increasingly difficult for companies, in particular technology companies, to raise capital. If general economic conditions do not improve, we may not be able sufficiently increase revenues or raise capital to continue operations, regardless of our operating expense reductions and the introduction of new products.

Delays in development and delivery schedules of Commerce One solutions or products may result in loss of revenue.

Delays in the development and delivery of Commerce One products and solutions may result in delayed or lost sales, customer dissatisfaction and, as a result, loss of revenues. We cannot be certain of our ability to deliver our products and solutions in a timely manner or to continue shipping them. Delays may result from a number of factors, including extended product-development cycles and product defects. In addition, products as complex as ours often contain unknown and undetected errors or performance problems. These defects are frequently found during the period immediately following the introduction and initial shipment of new products or enhancements to existing products. Although we attempt to resolve all errors that we believe would be considered serious by our customers before shipment to them, our products are not error-free. These errors or performance problems could result in lost revenues or delays in customer acceptance and would be detrimental to our business and reputation. For example, we recently released our new Commerce One Conductor platform for general availability in March 2003, and we expect to deliver the next version of that platform in September 2003. In addition, a significant part of our strategy depends on our ability to develop new solutions (called "process accelerators") for use with the Commerce One Conductor platform. If we are unable, for technological or other reasons, to deliver the next version of the Commerce One Conductor platform or our planned process accelerators, or if these new products do not achieve customer acceptance or are subject to errors or performance problems, our business would be seriously harmed.

Our revenues are volatile and difficult to predict.

Our revenues and operating results are difficult to forecast and may fluctuate substantially from quarter to quarter due to a number of factors, including the following:

-- we expect that most of our license revenues will be derived from the sale of new and unproven products and as a result, the demand for and the price that customers are willing to pay for such products and related services are difficult to predict;

-- our sales cycle is relatively long, sometimes six months or longer, and may result from delays associated with our customers' budgeting and approval process that are difficult to predict;

-- customers may unexpectedly postpone or cancel purchases of our products and services;

-- a significant portion of our revenues has in the past been derived from a small number of license sales that typically are completed during the last few weeks of the quarter;

-- the size of licensing transactions can vary significantly; and

-- we have a limited operating history from which to predict our revenues and operating expenses.

If our revenues fall below our expectations, our business operating results and financial condition are likely to be harmed significantly.

Our restructuring initiatives and divestitures may not achieve our desired results and could result in business distractions or negative market perception that could harm our business.

We implemented restructuring plans throughout 2002 and early 2003, and have announced further restructuring plans for the third and fourth quarters of 2003. The primary objectives of our restructuring plans have been to reduce our operating expenses and to focus on new products. We also implemented certain strategic initiatives designed to strengthen our operations. These plans include without limitation, reductions in our workforce and facilities, improved alignment of our organization around our core business objectives and realignment of our sales force, professional services and general and administrative functions. Workforce reductions temporarily impact our remaining employees, including those directly responsible for sales or services, which may affect their productivity and hence, our future revenues. In addition, the failure to retain and effectively manage remaining employees could increase our costs and hurt our development and sales efforts.

In addition, recently we have divested certain services operations, including CommerceOne.net, our hosted services offering, and we may engage in similar divestitures in the future. While we believe that such divestitures benefit us by reducing overall costs and allowing us to focus on our core business objectives, such divestitures reduce overall revenue in the short term. For example, during 2002, we recognized a total of $11.8 million from services provided by CommerceOne.net. As a result of the divestiture of this division, we will no longer receive additional revenues from these operations. Additionally, divestitures could cause disruption for our remaining and transitioning employees, reducing overall productivity.

In addition, workforce reductions, strategy changes and divestitures can affect our ability to close revenue transactions with our customers and prospects. For example, as we have shifted our focus to our new Commerce One Conductor platform, we face concerns from current and potential customers of our Supplier Relationship Management solutions about our ongoing support and maintenance of those products, which can hinder sales opportunities for such products. Failure to achieve the desired results of our restructuring initiatives and divestitures could harm our business, operating results and financial condition.

Our significant reductions in our professional services group may hinder our ability to sell our products and may cause us to depend more heavily upon creating relationships with third-party systems integrators to support our new solutions.

Our success depends upon the acceptance and successful implementation and integration by our customers of our products. We have implemented reductions in our workforce in 2001, 2002 and the first half of 2003 which included significant reductions in our professional services headcount. While we believe that these actions were necessary in order to reduce operating expenses and to realign our organization to focus on our core products, these reductions may be perceived negatively by potential customers who require integration services in connection with the purchase of a product license and may therefore hinder our ability to sell our products. As a result of these downsizings, and/or due to existing relationships between our customers and third party systems integrators, our current and potential customers often rely on third-party systems integrators such as Accenture, EDS, Computer Sciences Corporation, PricewaterhouseCoopers LLP and others to develop, deploy and manage their composite management platforms and solutions. We, and our customers, will need to continue to rely on these systems integrators, particularly in light of the recent downsizings of our Global Services division, which competes with these systems integrators to some extent. Thus far, systems integrators are largely unfamiliar with our Commerce One Conductor platform, as it is a new product that was released in March 2003. If we are unable to generate support of our new solutions, particularly our Commerce One Conductor platform, from large systems integrators or if any of our customers or suppliers are not able to successfully integrate our solutions, our business, operating results and financial condition could suffer.

In addition, we cannot control the level and quality of service provided by our current and future third-party integrators. While our agreements with those integrators normally include provisions designed to ensure quality, those provisions are often difficult to enforce and cannot guarantee acceptable quality in all cases. If our customers experience quality problems arising from 'installation of our software by these third parties, we may experience negative customer reactions, adverse publicity, or even legal claims. If such problems are significant, our reputation, financial condition and ultimately our business may be harmed.

Our services revenue and operating results will suffer if we are not able to maintain our prices and utilization rates for our professional services, as well as our pricing for our support and maintenance services.

The rates we are able to charge for our professional services and the utilization, or chargeability, of our professional services organization are a large component of our overall gross margin, and therefore our operating results. Accordingly, if we are not able to maintain the rates we charge for our professional services or an appropriate utilization rate for our professionals, we will not be able to sustain our gross margin and our operating results will suffer. In particular, due to the introduction of our new Commerce One Conductor platform, we have entered into arrangements with a limited number of "early adopter" customers (customers who have agreed to use the beta form of the product) where certain of our services are offered without charge or at significantly reduced fees, reducing our overall gross margins. If we are unable to replace such limited offerings with substantial services projects at our normal rates, then our services revenues, utilization rates and gross margins from services will suffer. The rates we are able to charge for our professional services are affected by a number of factors, including our customers' perceptions of our ability to add value through our professional services, competition, the introduction of new services or products by us or our competitors, the pricing policies of our competitors and general economic conditions. Our utilization rates are also affected by a number of factors, including seasonal trends, primarily as a result of our hiring cycle and holiday and summer vacations, our ability to transition employees from completed projects to new engagements, our ability to forecast demand for our professional services and thereby maintain an appropriate headcount, and our ability to manage attrition. If we are unable to maintain our prices and utilization rates for our professional services, our margins and our operating results will be harmed.

In addition, maintenance and support services represent a significant component of our services revenues. As we have shifted our focus from our prior supplier relationship management and marketsite-focused products, certain of our maintenance and support customers have reduced, cancelled or otherwise renegotiated terms for the provision of our support and maintenance services for such products. As a result, some of these customers have reduced these services, which has reduced our overall support and maintenance revenues, and/or migrated to shorter-term payments, which affects the stability of those revenues. If we are unable to replace this revenue with support and maintenance revenue from our Commerce One Conductor platform product on our standard maintenance payment terms, our services revenue and operating results may suffer.

Our real estate settlements could be jeopardized if we seek bankruptcy protection, or if we are forced into an involuntary bankruptcy proceeding by creditors.

We have entered into a number of real estate settlement agreements pursuant to which we paid cash and stock to reduce our long-term lease obligations. All of those agreements contain provisions that invalidate the settlements in the event we seek bankruptcy protection and/or are involuntarily forced into a bankruptcy proceeding within a period of time after the agreements were signed (generally 90 days, with the latest period ending in early October of 2003). In those situations, our pre-settlement lease obligations would remain in effect and Commerce One would be entitled to recover the consideration it paid for the settlement(s) at issue. If some or all of our real estate settlements were to become ineffective by virtue of a bankruptcy proceeding, our ability to emerge from bankruptcy and continue as a viable enterprise could be severely damaged.

Our strategy of outsourcing development and maintenance of certain products to an offshore partner may not achieve the desired cost reductions or other expected results and could harm our business.

In the course of restructuring initiatives during 2002 and in early 2003, we reduced our engineering headcount significantly. In early 2003, we entered into an outsourcing agreement with Satyam Computer Services Limited, a software development firm located in India, to perform product development work for certain of our software applications. Although we believe that this partnership will be beneficial to us by allowing us to continue development of certain enterprise software applications while reducing overall operating expenses, this partnership is relatively new and untested for us and may require significant time and effort in the beginning stages to ensure a productive relationship. As a result, we cannot assure you that this arrangement will produce the desired cost reductions in the short term, if at all.

In addition, while we have implemented various quality control measures in our outsourcing agreement with Satyam Computer Services Limited, we cannot guarantee the level and quality of service provided by such third party. If our outsourcing partner does not provide the expected results, our customers may experience quality problems and we may experience negative customer reaction, adverse publicity, or even legal claims. If such problems are significant, our reputation, financial condition and ultimately our business may be harmed.

Additionally, providing broad access to our software code and related intellectual property to an offshore entity increases the opportunity for infringement of the patent, trademark, copyright and trade secret rights in our software products. This is particularly true as a significant portion of the development work is performed in India, where intellectual property protections differ from those in the United States and may be difficult to enforce. If our intellectual property rights are infringed, we may need to engage in costly litigation efforts to enforce such rights. As a result, our financial condition and business may be substantially harmed.

Our stock could be de-listed by the Nasdaq Stock Market's National Market, which could cause a decline in our stock price, hinder our stockholders' ability to trade their shares and undermine our ability to raise capital.

Our stock price has fallen substantially during the past twenty-four months and traded below one dollar per share for a number of consecutive days during 2002. On September 16, 2002, we implemented a one-for-ten reverse split of our issued and outstanding shares of common stock. The reverse split was effective on September 16, 2002 and our common stock closed the following day at $2.37 per share.

Subsequent to the reverse split, our stock price has experienced volatility and at times has traded below the level at which it traded immediately following the reverse split. It is possible that our stock price will continue to decline and/or trade below one dollar per share in the future. If our stock were to trade below one dollar for thirty consecutive trading days, and did not trade at or above one dollar per share for ten consecutive trading days during the following 180 calendar days, our stock could be de-listed by the Nasdaq Stock Market's National Market. De-listing could make our stock more difficult to trade, reduce its trading volume, and further depress our stock price. De-listing also could weaken our ability to secure financing in the capital markets, which could materially impact our business operations and financial condition. In addition, if we implement another reverse split, the volatility of our stock could increase significantly because a second reverse split would severely reduce the number of our shares in the market and magnify the effect of large sales or purchases of our stock.

Our gross margins may decline.

In most cases, our license revenues have a higher gross margin percent than our services revenues. Our services revenues represented a significant percentage of total revenues in 2002, representing 73% of total revenues for the year, and represented approximately 81% of total revenue for the six months June 30, 2003. To the extent that services revenues continue to increase as a percentage of our total revenues, our overall gross margin will continue to decline. If we are not successful in increasing revenues from license fees, or we are not successful in increasing the gross margin of our services fees, our overall gross margins will suffer. For example, we expect that most of our license revenues in 2003 will be derived from the sale of our new Commerce One Conductor platform, which was released for general availability in March of 2003 and remains largely untested in the market. If we are not able to generate significant license fees from our new solutions, our gross margins will suffer. Our expenses related to the cost of licenses sold are relatively fixed in the near term, and if our license revenues continue to decline any further, such a decline would have a disproportionately adverse impact on our gross margins reported in the near term.

Our industry is highly competitive and has low barriers to entry, and we cannot assure you that we will be able to compete effectively.

Because the market for composite process management and web services solutions is extremely competitive, we may suffer a loss of business and a reduction in the prices we can charge for our products and services. We have experienced competitive price pressure over the last year and the average license fee for our products has decreased substantially over time due to the economic downturn and the shift of our focus to the highly competitive market of enterprise software applications. We expect competition to intensify as current competitors expand their product offerings and new competitors enter the market. There are relatively low barriers to entry in the composite process management market, and competition from other established and emerging companies may develop in the future. In addition, our customers and partners may become competitors in the future. Increased competition is likely to result in price reductions, lower average sales prices, reduced margins, longer sales cycles and a decrease or loss of our market share, any of which could harm our business, operating results or financial condition. Our competitors include webMethods, Inc., BEA, See Beyond, and other enterprise application integration (EAI) vendors, as well as other companies with web services offerings such as IBM, Microsoft, SAP AG, and Oracle Corporation, among others. Our Global Services division competes against many consulting companies, including many of our integration partners. Certain of these competitors jointly offer composite process management and web services solutions to potential customers. These joint efforts could intensify the competitive pressure in our market. Many of our competitors, and new potential competitors may have a longer operating history, larger technical staffs, larger customer bases, more established distribution channels and customer relationships, greater brand recognition and greater financial, marketing and other resources than we have. In addition, competitors may be able to develop products and services that are superior to our products and services, that achieve greater customer acceptance or that have significantly improved functionality as compared to our existing and future products and services. The solutions offered by competitors may be perceived by buyers and suppliers as superior to ours.

Our executive officers and certain key personnel are critical to our business and these officers and key personnel may not remain with us in the future.

Our future success depends upon the continued service of our executive officers and other key personnel, and none of these individuals are bound by an employment agreement for any specific term. In addition, our ability to retain key personnel could be impacted by our various cost-cutting measures and continued workforce reductions. Any of these officers or employees may leave our organization in the future. In particular, the services of Mark Hoffman, our Chairman of the Board, Chief Executive Officer and

President would be difficult to replace. If we lose the services of one or more of our executive officers or key employees, or if one or more of them decides to join a competitor or otherwise compete directly or indirectly with us, our business, operating results and financial condition may be seriously harmed.

We face credit risks because of the concentration and nature of some of our customers.

Some of our customers are small emerging growth companies with limited credit operating histories that are operating at a loss and have limited access to capital. With the significant downturn in the economy and uncertainty relating to the prospects for near-term economic growth, some of these customers represent a credit risk. In addition, a small number of our customers historically have accounted for a significant amount of our accounts receivable. At June 30, 2003, two customers accounted for 14% and 22%, respectively, of our net accounts receivable balance. We have brought a collections lawsuit against one of these customers, Covisint, seeking payment of approximately $2.8 million. If our customers experience financial difficulties, we may have difficulty collecting on our accounts receivable and our cash position would suffer.

We expect little or no future revenues from our relationship with SAP. If we do not significantly increase our revenue from new and other existing customers, our operating results will be significantly harmed in the future.

In 2000, we entered into a strategic alliance agreement with SAP to jointly develop, market and sell e-commerce software products. A substantial portion of our license revenues in 2000, 2001 and 2002 were derived from this relationship, but such revenues have decreased significantly as our relationship has changed over time. In 2002, $19.7 million of our $28.6 million in license revenues and $6.5 million of our $76.9 million in service revenues came from SAP. In addition, SAP played an important role in selling our products to SAP's relatively large installed customer base. As a result of changes in our relationship with SAP, and changes in the marketplace, we do not expect to generate significant revenues, if any, from SAP in 2003 or thereafter. We derived $1.1 million in total revenues from SAP in the quarter ended June 30, 2003 compared to $8.0 million in total revenues from SAP in the quarter ended June 30, 2002. The Strategic Alliance Agreement will expire at the end of September 2003 and, although certain rights of the parties (including without limitation certain distribution and royalty sharing rights) continue past expiration, we do not expect that we will receive any other benefits from our relationship with SAP in the future. If we do not increase our revenue from new and other existing customers, our operating results will be significantly harmed in the remainder of 2003 and the future.

Sales of a substantial number of shares of our common stock by certain of our stockholders could cause the market price of our common stock to decline and make it more difficult for us to raise financing.

A substantial percentage of our outstanding common stock is held by stockholders that are currently subject to contractual provisions that restrict their ability to sell all or a portion of their shares of our common stock. These stockholders are SAP AG, which beneficially owns approximately 20% of our outstanding common stock, and Ford Motor Company and General Motors Corporation, which each own approximately 4.9% of our outstanding common stock. Most of the contractual restrictions on these stockholders' ability to sell their shares will terminate in mid to late 2003 and mid 2004. In addition, these stockholders possess certain registration rights that will, in certain circumstances, require us to register these stockholders' resale of their shares. Beginning in June 2003, SAP has the right to demand that we register the resale of substantially all of its shares of our common stock (subject to certain transfer restrictions and other restrictions contained in our agreements with SAP).

In July 2003, we issued 100,000 shares of Series B Preferred Stock to BayStar that are initially convertible into approximately 4,297,748 shares of our common stock. The number of shares of common stock issuable upon conversion of the Series B Preferred Stock may increase over time pursuant to the dividend payments. We also issued to BayStar warrants to purchase an additional 2,209,945 shares of our common stock. We agreed to file this registration statement with the SEC to register the resale of the common stock issuable upon conversion and exercise of these securities. Once this registration statement is declared effective by the SEC, BayStar may decide to convert some or all of the Series B Preferred into common stock, and such common stock would be freely tradable in the public market. In addition, SAP has exercised its right to have 5,254,431 shares of our common stock included in this registration statement, which SAP could sell subject to the contractual limitations described above.

As a result, these stockholders may be able to sell a significant number of shares of our common stock on the open market in a short period of time. These sales, or the perception that these sales may occur, could cause the market price of our common stock to decline and could make it more difficult for us to raise equity financing in the future.

If we breach certain commitments we have made to BayStar in connection with their purchase of Series B Preferred Stock, or upon a change of control, we may be required to redeem the Series B Preferred Stock they have purchased which we may not have the cash or liquidity to do.

If we do not timely convert shares of Series B Preferred Stock into common stock when requested, timely file and maintain the effectiveness of this registration statement covering the resale of the common stock underlying the Series B Preferred Stock, maintain the listing of our common stock on the Nasdaq National Market or the Nasdaq SmallCap Market or if we consummate a change of control (including a merger, acquisition or sale of all or substantially all of our assets), then BayStar may be able to require us to redeem all of the Series B Preferred Stock at a redemption price equal to the greater of 120% of the original purchase price plus any accrued and unpaid dividends or the value of the Series B Preferred Stock on an as converted to common stock basis based on the closing bid price of our common stock on the day prior to the default or change of control. Many of the events that could require us to redeem the Series B Preferred Stock are not entirely within our control. If we do not have the cash to redeem the Series B Preferred Stock and are required to do so, we will have to raise additional capital that may not be available upon terms acceptable to us, or at all. If we cannot raise sufficient cash to redeem the Series B Preferred Stock in such case, then we may default in our obligations to BayStar.

If we ever liquidate the company, outstanding shares of Series B Preferred Stock will receive a liquidation preference over our common stock.

If we ever liquidate the company, the outstanding shares of Series B Preferred Stock will receive a liquidation preference over our common stock. The Series B Preferred Stock liquidation preference per share is equal to the greater of the initial purchase price plus any accrued and unpaid dividends (or an aggregate of $10 million plus any accrued and unpaid dividends based on the current outstanding shares of Series B Preferred Stock) or the value of the Series B Preferred Stock on an as converted to common stock basis based on the closing bid price of our common stock on the day prior to the liquidation plus any accrued and unpaid dividends. The liquidation preference reduces the amount of proceeds available to the holders or our common stock in a liquidation of the company's assets and, if the proceeds are not sufficient to pay the entire liquidation preference, there may not be any proceeds available for the holders of common stock following such liquidation.

We may not be able to retain and hire qualified personnel.

Our future performance depends on the continued service and our ability to hire our management, engineering, sales and marketing personnel. Our ability to retain key employees may be harder, given recent adverse changes in our business and the decline in the market price of our common stock. In addition, our ability to retain key personnel could be impacted by our various cost- cutting measures and continued workforce reductions. New hires may also require extensive training before they achieve desired levels of productivity. If we fail to retain our key employees or to attract other highly qualified personnel, our business will suffer.

Our strategy of reselling our products through our strategic relationships may not be successful.

We have established strategic relationships with companies that resell and distribute our products to our customers, primarily in international locations. This strategy is unproven and, to date, some of our partners have been unsuccessful in reselling our products. In addition, because many of our resellers are operators of electronic marketplaces, their ability to resell our products will suffer if they are unsuccessful in generating customers for their electronic marketplaces or funding their continued operations. If any of our current or future resellers are not able to successfully resell our products, our business will suffer.

Managing operations in a changing environment could strain our management and other resources.

Our ability to successfully offer products and services and implement our business plan in a rapidly evolving market requires an effective planning and management process. In 1999 and 2000, we experienced significant growth in our workforce and expenditures, followed by a significant decline in 2001, 2002 and the first six months of 2003. These changes place a strain on our managerial resources and make planning more difficult. While we manage these rapid changes, we must also compete effectively and manage our operations by maintaining and enhancing our financial and accounting systems and controls, integrating new and existing personnel and managing operations with fewer personnel. If we cannot effectively manage and plan in this rapidly changing environment, our operations may suffer.

We may not be able to integrate acquired entities into our business effectively and prior acquisitions may continue to have negative financial consequences.

As part of our business strategy, we have made and may in the future make acquisitions of businesses that offer complementary products, services and technologies. We have limited experience with business acquisitions, and may not acquire such businesses on favorable terms or be able to integrate such organizations into our business successfully. For example, in 2001 and 2002, we engaged in divestures of certain business units acquired in the AppNet acquisition that were not integrated into our overall strategy of developing and implementing our core products. Our acquisitions are subject to the risks commonly encountered in acquisitions of businesses, including, among other things, difficulty in integrating operations and personnel, and the difficulty in integrating technology and services into our product and service offerings.

Further, our acquisitions and investments may have negative financial consequences. For example, in accordance with generally accepted accounting principles, we conduct an impairment analysis of our intangible assets such as goodwill annually or whenever an event or change in circumstances occurs which would indicate potential impairment. Our acquisitions typically have included a significant amount of goodwill. If we discover significant impairment to the value of the goodwill as a result of any of these tests, we would be required to record a corresponding non-cash impairment charge against our earnings that could negatively affect our reported profitability and our stock price. We have recognized impairment related to the value of intangible assets acquired through acquisitions and investments in 2001 and 2002. These impairments have resulted in non-cash charges of $1,712.8 million in 2001 and $373.6 million in 2002. We may recognize additional impairments in the future on the remaining intangible assets and investments.

In addition, companies acquired by us may not have audited financial statements, detailed financial statements or any degree of internal controls. An audit subsequent to any successful completion of an acquisition may reveal matters of significance, including issues regarding revenues, expenses, liabilities, contingent or otherwise, technology, products, services or intellectual property. We may not be successful in overcoming these or any other significant risks and the failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Because our business is partially international, we face numerous obstacles in other countries.

A significant portion of our sales are made to customers in foreign countries. International business involves inherent difficulties and costs that may affect us or adversely affect our business or results of operations, including:

-- longer payment cycles and greater difficulty in accounts receivable collection;

-- difficulties in staffing and managing foreign offices as a result of, among other things, distance, language, costs and cultural differences;

-- the impact of recessions in economies outside the United States;

-- the impact of different employment laws in other countries, including without limitation laws providing for significant severance payments and benefits under certain circumstances;

-- the global impact of armed or political conflicts;

-- political instability;

-- price controls or other restrictions on foreign currency;

-- potentially harmful tax consequences, including withholding tax issues;

-- fluctuating exchange and tariff rates;

-- difficulty in protecting intellectual property;

-- difficulties in obtaining export and import licenses;

-- delays, difficulties and expenses associated with discontinuing operations in certain countries;

-- foreign antitrust regulation; and

-- inadequate technical and other infrastructure.

We also have only limited experience in marketing, selling, implementing and supporting our products and services outside the United States. These difficulties may adversely affect our business.

Product liability claims or other claims regarding the performance of our products or the nature of our services may be harmful to our reputation and business.

We may be subject to product liability claims or other claims regarding the performance of our products, even though our license agreements typically seek to limit our exposure to such claims, because the contract provisions of our license agreements may not be sufficient to preclude all potential claims. Similarly, we design, develop, implement and manage e-commerce solutions that are often crucial to the operation of our customers' businesses. Customers who are not satisfied with these services could bring claims against us for substantial damages. Additionally, our general liability insurance may be inadequate to protect us from all liabilities that we may face. The successful assertion of one or more large claims that are uninsured, exceed insurance coverage or result in changes to insurance policies, including premium increases, could have a material adverse effect on our business, financial condition or results of operations. We could be required to spend significant time and money litigating these claims, or where necessary, to pay significant damages. Such claims could also result in lost revenues, adverse publicity and negative customer reaction. As a result, any claim, whether successful or not, could harm our reputation, operating results, financial condition and ultimately our business.

If third parties claim that we infringe upon their intellectual property rights, our ability to use certain technologies and products could be limited and we may incur significant costs to resolve these claims.

Our business depends upon intellectual property, and litigation regarding intellectual property rights is common in the Internet and software industries. Intellectual property ownership issues may be complicated by the fact that our Global Services division frequently develops intellectual property for its clients and, in order to carry out projects, frequently receives confidential client information. If an intellectual property infringement claim is filed against us, we may be prevented from using certain technologies and may incur significant costs to resolve the claim. In addition, we generally indemnify customers against claims that our products infringe upon the intellectual property rights of others. We could incur substantial costs in defending ourselves and our customers against infringement claims. In the event of a claim of infringement, we and our customers may be required to obtain one or more licenses from third parties. We or our customers may not be able to obtain necessary licenses from third parties at a reasonable cost, or at all.

Because the protection of our proprietary technology is limited, our proprietary technology could be used by others.

Our success depends, in part, upon our proprietary technology and other intellectual property rights. To date, we have relied primarily on a combination of copyright, patent, trade secret, and trademark laws, and nondisclosure and other contractual restrictions on copying and distribution to protect our proprietary technology. We have three issued patents to date. We may not be able to protect our intellectual property rights adequately in the United States or abroad. In particular, we sometimes license the use of the source code to certain of our applications to our customers on a limited basis. We also have entered into an outsourcing agreement with Satyam Computer Services Limited, an offshore entity, which allows such entity broad access to certain of our applications. While we have included many contractual provisions in such agreements designed to limit the use of such code and to protect our intellectual property rights, we cannot assure you that such protections are sufficient to prevent infringement. In addition, some countries outside the United States have less stringent protections on intellectual property and our rights may be difficult to enforce in such jurisdictions. Furthermore, litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could harm our business, operating results and financial condition.

Our participation in organizations creating web services standards entails certain risks to our intellectual property.

We participate in a number of organizations for the purpose of establishing standards in the evolving web services area. While we believe that our participation benefits Commerce One by allowing us to influence standards in a way that is favorable for our technology, our participation also presents certain risks to the intellectual property rights in our technology. These risks include but are not limited to the fact that these organizations generally require participating companies to reveal certain aspects of their intellectual property and to provide a limited grant of intellectual property rights to other participating companies. Such requirements can increase the risk that our intellectual property rights will be infringed.

Security risks of the Internet may deter future use of our products and services.

Some of our solutions depend upon the secure transmission of confidential information over public networks. Failure to prevent security breaches relating to the use of our products, or well-publicized security breaches affecting the Internet in general, could significantly harm our business, operating results and financial condition. Advances in computer capabilities, new discoveries in the field of cryptography, or other developments may not be sufficient to prevent a compromise or breach of the algorithms we use to protect content and transactions on electronic marketplaces or proprietary information in our databases. In addition to our own security systems, we rely on encryption and authentication technology licenses from third parties. Unauthorized access, computer viruses, or the accidental or intentional acts of Internet users, current and former employees or others could jeopardize the security of confidential information and create delays or interruptions in our services or operations. We have in the past been impacted by global computer viruses, and have incurred costs to resolve such viruses. In the future, we may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches. In addition, such disruptions or breaches in security could result in liability and in the loss of existing clients or the deterrence of potential clients or transactions.

We may not have adequate back-up systems, and a disaster could damage our operations.

We do not have fully redundant systems for service at an alternate site. A disaster could severely harm our business because our service could be interrupted for an indeterminate length of time. Our operations depend upon our ability to maintain and protect our computer systems at our principal facility in Pleasanton, California, which exist on or near known earthquake fault zones. Although these systems are designed to be fault tolerant, they are vulnerable to damage from fire, floods, earthquakes, power loss, acts of terrorism, telecommunications failures and similar events. In addition, our facilities in California could be subject to electrical blackouts if California faces another power shortage similar to that of 2001. Although we do have a backup generator, which would maintain critical operations, this generator could fail. In addition, we have significantly reduced our workforce in a short period of time which has placed different requirements on our systems and has caused us to lose personnel knowledgeable about our systems which may make it more difficult to quickly resolve potential system disruptions. Disruptions in our internal business operations could harm our business by resulting in delays, disruption of our customers' business, loss of data, and loss of customer confidence.

We may lose money in other companies we have invested in.

We have invested in numerous technology companies, many of which are still in the start-up or development stage. These investments are inherently risky because the markets for technologies or products they have under development are typically in the early stages and may never develop. We have incurred losses in the past and, in 2002, we recorded investment losses of approximately $3.9 million related to investments in these companies. As of June 30, 2003, our investment in private companies consisted of our investment in Covisint, which had a carrying value of approximately $5.0 million. If Covisint or other companies in which we may invest do not complete initial public offerings or are not acquired by publicly traded companies or for cash, we may not be able to liquidate these investments. In addition, even if we are able to sell these investments, we cannot assure you that we will recoup our investment or that we will not be required to sell these investments at a loss. Due to the economic and market downturn, particularly in the United States, and difficulties that may be faced by some of these companies, our investment portfolio could be further impaired.

Provisions of our charter documents and Delaware law could make it more difficult for a third party to acquire us.

Our certificate of incorporation and bylaws contain provisions, which could make it harder for a third party to acquire us without the consent of our Board of Directors. Among other things, our Board of Directors has adopted a shareholder rights plan, or "poison pill," which would significantly dilute the ownership of a hostile acquirer. In addition, Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% stockholders that have not been approved by the Board of Directors. We also have entered into agreements with some of our strategic investors that, to an extent, limit their ability to attempt to acquire us without board approval. In addition, certain features of our Series B Preferred Stock that could require an acquiror to give the holders of Series B Preferred Stock similar rights in the acquiror may make us less attractive to potential buyers. All of these provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the offer may be considered beneficial by our stockholders.

Changes in accounting standards and in the way we charge for licenses could affect our future operating results.

In October 1997, the American Institute of Certified Public Accountants issued its Statement of Position 97-2, "Software Revenue Recognition," and later amended its position by its Statement of Position 98-4 and Statement of Position 98-9. Based on our interpretation of the AICPA's position, we believe our current revenue recognition policies and practices are consistent with Statement of Position 97-2, Statement of Position 98-4 and Statement of Position 98-9. However, interpretations of these standards continue to be issued. Future interpretations could lead to unanticipated changes in our current revenue recognition practices, which could materially adversely affect our business, financial condition and operating results.

The Securities and Exchange Commission and the Financial Accounting Standards Board are also currently reviewing the accounting standards related to other areas. Any changes to these accounting standards, or the way these standards are interpreted or applied, could require us to change the way we account for any other aspects of our business in a manner that could adversely affect our reported financial results.

Use of Proceeds

We will not receive any proceeds from the sale by the selling securityholders of the shares offered by this prospectus, although we may receive up to approximately $6.0 million upon exercise of the warrants by such selling securityholders.

Selling Securityholders

In private placements in 2000 and 2001, we sold an aggregate of 5,254,431 shares of our common stock to SAP AG. In addition to our equity relationship with SAP AG, we have had a commercial relationship with SAP since 2000 including a strategic alliance agreement pursuant to which we have derived license revenues, and other arrangements pursuant to which we have derived revenues for providing services. We also sold $10.0 million of our Series B Preferred Stock and warrants in a private placement on July 10, 2003, which Series B Preferred Stock and warrants may be converted and exercised for up to 7,300,000 shares of our common stock. This prospectus relates to the potential resale from time to time of up to a total of 12,554,431 shares of our common stock by the selling securityholders identified in this prospectus. The shares are comprised of the following:

-- 5,254,431 shares of outstanding common stock;

-- 4,297,748 shares of common stock issuable upon conversion of the Series B Preferred Stock at a conversion price of $2.3268 per share;

-- 2,209,945 shares of common stock issuable upon exercise of the warrants at an exercise price of $2.715 per share; and

-- 792,307 shares of common stock that we may issue upon conversion of Series B Preferred Stock attributable to accrued dividends on the Series B Preferred Stock.

Pursuant to the terms of the July 10, 2003 financing, we filed a registration statement, of which this prospectus constitutes a part, in order to permit the selling securityholders to resell to the public up to 7,300,000 shares of our common stock issuable in connection with that transaction. SAP AG also exercised its right to have the 5,254,431 shares our common stock issued in the 2000 and 2001 private placements included in this registration statement pursuant to the terms of our investor rights agreement with SAP AG.

The following table sets forth information with respect to the number of shares of common stock beneficially owned by the selling securityholders named below and as adjusted to give effect to the sale of the shares offered hereby. The shares beneficially owned have been determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. The calculation of the shares beneficially owned does not take into account the limitation on more than 4.99% beneficial ownership contained in the terms of the Series B Preferred Stock and the warrants, and it does not take into account the limitations on SAP AG's ability to transfer shares contained in our standstill and stock restriction agreement with SAP AG. Pursuant to this agreement, SAP AG is generally prohibited from transferring more than 50% of its shares prior to June 28, 2004, and any transfers it may make are subject to certain limitations on open market sales and transfers to persons who after the transfer will hold in excess of 10% of Commerce One's voting power. The information in the table below is current as of August 13, 2003. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the common stock being registered. We have been informed by SAP AG that as of the date of this prospectus SAP AG does not have an intention to sell its shares of common stock. The following numbers may change because of adjustments to reflect stock splits, stock dividends or similar events involving our common stock. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the selling securityholder.
Selling Securityholder	Shares Beneficially Owned Prior to Offering	Maximum Number of Shares That May Be Offered	Shares Beneficially Owned After Offering (4)
			Number	Percent
BayStar Capital II, L.P. (1)	6,602,832 (2)	7,300,000 (3)	0	-
SAP AG	5,831,481	5,254,431	577,050	1.8%

_____________________

(1) BayStar Capital Management, LLC is the General Partner and investment advisor of BayStar Capital II, L.P., and exercises dispositive and voting power with respect to its shares. The managing members of BayStar Capital Management, LLC are Steve Derby, Lawrence Goldfarb, and Steven M. Lamar. Messrs. Derby, Goldfarb and Lamar disclaim beneficial ownership of the shares held by BayStar Capital II, L.P.

(2) Consists of (i) 4,297,748 shares of common stock issuable upon conversion of the Series B Preferred Stock, (ii) 2,209,945 shares of common stock issuable upon exercise of warrants and (iii) 95,139 shares of common stock issuable upon conversion of Series B Preferred Stock attributable to dividends accrued from July 10, 2003 through 60 days after August 20, 2003 on the Series B Preferred Stock.

(3) The maximum number of shares that may be offered by BayStar Capital II, L.P. consists of (i) 4,297,748 shares of common stock issuable upon conversion of the Series B Preferred Stock, (ii) 2,209,945 shares of common stock issuable upon exercise of warrants and (iii) 792,307 shares of common stock that we may issue upon conversion of Series B Preferred Stock attributable to accrued dividends on the Series B Preferred Stock.

(4) Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 31,741,722 shares of common stock outstanding as of August 13, 2003. We do not know when or in what amounts the selling securityholders may offer for sale the shares of common stock pursuant to this offering. The selling securityholders may choose not to sell any of the shares offered by this prospectus. Because the selling securityholders may offer all or some of the shares of common stock pursuant to this offering, and because there are currently no agreements, arrangements or undertakings with respect to the sale of any of the shares of common stock, we cannot estimate the number of shares of common stock that the selling securityholders will hold after completion of the offering. For purposes of this table, we have assumed that the selling securityholders will have sold all of the shares covered by this prospectus upon the completion of the offering.

Plan of Distribution

The shares covered by this prospectus may be offered and sold from time to time by the selling securityholders. For purposes of the following description, the term "selling securityholders" includes pledgees, donees, permitted transferees or other permitted successors-in-interest selling shares received after the date of this prospectus from the selling securityholders. The selling securityholders will act independently of Commerce One in making decisions with respect to the timing, manner and size of each sale. The selling securityholders may sell the shares at prices and under terms then prevailing or at prices related to the then current market price, at varying prices or at negotiated prices. The shares may be sold, without limitation, by one or more of the following means of distribution:

-- a block trade in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

-- purchases by a broker-dealer as principal and resale by such broker- dealer for its own account pursuant to this prospectus;

-- on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale;

-- ordinary brokerage transactions and transactions in which the broker solicits purchasers;

-- in privately negotiated transactions;

-- through the settlement of short sales;

-- broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

-- a combination of any such methods of sale; and

-- any other method permitted pursuant to applicable law.

To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

In connection with distributions of the shares or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the shares short and redeliver the shares to close out such short positions. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of the shares, which shares such broker-dealer or other financial institution may resell or otherwise transfer pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling securityholders may also pledge the shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any shares that qualify for sale pursuant to Rule 144 may, at the option of the holder thereof, be sold under Rule 144 rather than pursuant to this prospectus.

Any broker-dealer participating in such transactions as agent may receive commissions from the selling securityholders and/or purchasers of the shares (and, if it acts as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the selling securityholders. Broker-dealers may agree with the selling securityholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling securityholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling securityholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales, may pay to or receive from the purchasers of such shares commissions computed as described above. Such broker-dealers and any other participating broker-dealers or the selling securityholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

To comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Each selling securityholder and each person involved in a distribution of the shares will be subject to applicable provisions of the Exchange Act and the associated rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock as well as market making activities with respect to our shares. Commerce One will make copies of this prospectus available to the selling securityholders and have informed them of the need for delivery of copies of this prospectus to purchasers. Commerce One assumes no obligation to so deliver copies of this prospectus or any related prospectus supplement.

At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

The selling securityholders will be responsible for any fees, disbursements and expenses of any counsel for the selling securityholders in excess of $10,000. All other expenses incurred in connection with the registration of the shares, including printer's and accounting fees and the fees, disbursements and expenses of counsel for Commerce One will be borne by us. Commissions and discounts, if any, attributable to the sales of the shares will be borne by the selling securityholders. The selling securityholders may agree to indemnify any broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Commerce One will indemnify the selling securityholders against claims arising out of any untrue statement of a material fact contained in this registration statement or any omission to state therein a material fact necessary in order to make the statement made therein not misleading.

Commerce One has undertaken to keep a registration statement of which this prospectus constitutes a part effective until the earlier of (i) the date on which the selling securityholders can sell all of the shares covered by this prospectus without limitation under Rule 144(k) of the Securities Act or (ii) the date on which the selling securityholders have sold all of the shares covered by this prospectus. In the event the effectiveness of our registration statement lapses during the time we are obligated to keep it effective, then we are required (subject to limited grace periods) to pay damages to the selling securityholders at a rate of one and a half percent (1.5%) of the purchase price of the Series B Preferred Stock per each 30- day period in which the registration statement is not effective.

Legal Matters

The validity of the issuance of the shares of common stock being offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation.

Experts

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and financial statement schedule included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and financial statement schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Where You Can Find More Information

We are subject to the information requirements of the Exchange Act. In accordance with the Exchange Act, we file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of such material also may be obtained at prescribed rates from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549-1004. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, the SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding Commerce One and other registrants that file electronically with the SEC. Our common stock is listed on The Nasdaq National Market System and such reports, proxy statements and other information concerning Commerce One may also be inspected at the offices of The Nasdaq Stock Market, Inc. 1735 K Street, N.W., Washington, D.C. 20016- 1506.

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act until this offering is complete:

-- Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed March 31, 2003;

-- Our Current Report on Form 8-K, filed January 31, 2003;

-- Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed May 15, 2003;

-- Our Current Report on Form 8-K, filed July 11, 2003;

-- Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed August 14, 2003; and

-- The descriptions of our common stock and our preferred share purchase rights which are contained in our Registration Statement on Form 8-A filed on July 11, 2001 pursuant to Section 12 of the Exchange Act, and any description of any of our securities which is contained in any registration statement filed after the date hereof under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating any such description.

You may also request a copy of these filings, at no cost by writing or telephoning us at the following address: Commerce One, Inc.
General Counsel
4440 Rosewood Drive
Pleasanton, California 94588
(925) 520-6000

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses payable by Commerce One in connection with the registration of the resale of common stock. All amounts are estimates except the SEC registration fee.
Amount to be Paid
SEC registration fees	$ 2,148
Legal fees and expenses	25,000
Accounting fees and expenses	10,000
Miscellaneous fees and expenses	2,852
Total	$ 40,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law. The Ninth Article of our Restated Certificate of Incorporation provides that we shall indemnify of our directors to the fullest extent permissible under Delaware General Corporation Law, and it authorizes us to indemnify our officers and our employees to the fullest extent permissible under Delaware General Corporation Law. Article VI of our Bylaws provides that we shall indemnify our directors and officers to the maximum extent permissible under Delaware General Corporation Law, and it provides that we may indemnify employees and agents acting on our behalf.

We have entered into indemnification agreements with our directors, executive officers and certain other officers, in addition to indemnification provided for in our Bylaws, and intend to enter into indemnification agreements with any new directors, executive officers and certain other officers in the future.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE
Exhibit Number
4.1(1)	Specimen Common Stock Certificate.
4.2(2)	Amended and Restated Preferred Stock Rights Agreement, dated July 10, 2003, by and between Commerce One, Inc. and EquiServe Trust Company, NA.
4.1(3)	Certificate of Designations, Preferences and Rights of the Series B Convertible Preferred Stock.
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10.1(3)	Registration Rights Agreement, dated July 10, 2003, by and between Commerce One, Inc. and the investor named therein.
10.2(3)	Securities Purchase Agreement, dated July 10, 2003, by and between Commerce One, Inc. and the investor named therein.
10.3(3)	Warrant to Purchase Common Stock, dated July 10, 2003.
10.4(4)	Amended and Restated Standstill and Stock Restriction Agreement by and among Commerce One, Inc., New Commerce One Holding, Inc. and SAP AG dated June 28, 2001.
10.5(4)	Investor Rights Agreement by and between Commerce One, Inc., New Commerce One Holding, Inc. and SAP AG dated June 28, 2001.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (see Exhibit 5.1).
24.1	Power of Attorney (included on page II-5 of this registration statement).

(1) Incorporated by reference to Commerce One's Form 8-A (File No. 000-32979) filed on July 11, 2001.

(2) Incorporated by reference to Commerce One's Quarterly Report on Form 10-Q (File No. 000-32979), filed on August 14, 2003.

(3) Incorporated by reference to Commerce One's Current Report on Form 8- K (File No. 000-32979), filed on July 11, 2003.

(4) Incorporated by reference to Commerce One's Current Report on Form 8- K (File No. 333-58558), filed on July 10, 2001.

ITEM 17. UNDERTAKINGS

(a) We undertake:

(1)To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pleasanton, State of California on August 21, 2003.

COMMERCE ONE, INC.

By: /s/ Mark B. Hoffman

Mark B. Hoffman

Chairman of the Board and
Chief Executive Officer

SIGNATURES

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Beth Frensilli and Charles Boynton, and each of them, his attorneys-in-fact, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto in all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
/s/ Mark B. Hoffman	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	August 21, 2003
Mark B. Hoffman
/s/ Charles Boynton	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	August 21, 2003
Charles Boynton

/s/ Jack Acosta	Director	August 21, 2003
Jack Acosta
/s/ John V. Balen	Director	August 21, 2003
John V. Balen
/s/ Kenneth C. Gardner	Director	August 21, 2003
Kenneth C. Gardner
/s/ Irv Lichtenwald	Director	August 21, 2003
Irv Lichtenwald
/s/ Toshimune Okihara	Director	August 21, 2003
Toshimune Okihara
/s/ Stewart Schuster	Director	August 21, 2003
Stewart Schuster
/s/ Alex Vieux	Director	August 21, 2003
Alex Vieux

EXHIBIT INDEX
Exhibit Number
4.1(1)	Specimen Common Stock Certificate.
4.2(2)	Amended and Restated Preferred Stock Rights Agreement, dated July 10, 2003, by and between Commerce One, Inc. and EquiServe Trust Company, NA.
4.1(3)	Certificate of Designations, Preferences and Rights of the Series B Convertible Preferred Stock.
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10.1(3)	Registration Rights Agreement, dated July 10, 2003, by and between Commerce One, Inc. and the investor named therein.
10.2(3)	Securities Purchase Agreement, dated July 10, 2003, by and between Commerce One, Inc. and the investor named therein.
10.3(3)	Warrant to Purchase Common Stock, dated July 10, 2003.
10.4(4)	Amended and Restated Standstill and Stock Restriction Agreement by and among Commerce One, Inc., New Commerce One Holding, Inc. and SAP AG dated June 28, 2001.
10.5(4)	Investor Rights Agreement by and between Commerce One, Inc., New Commerce One Holding, Inc. and SAP AG dated June 28, 2001.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (see Exhibit 5.1).
24.1	Power of Attorney (included on page II-5 of this registration statement).

(1) Incorporated by reference to Commerce One's Form 8-A (File No. 000-32979) filed on July 11, 2001.

(2) Incorporated by reference to Commerce One's Quarterly Report on Form 10-Q (File No. 000-32979), filed on August 14, 2003.

(3) Incorporated by reference to Commerce One's Current Report on Form 8- K (File No. 000-32979), filed on July 11, 2003.

(4) Incorporated by reference to Commerce One's Current Report on Form 8-K (File No. 333-58558), filed on July 10, 2001.